

07002228



RECEIVED
FEB 2 ? 2007
203
PROCESSING
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66651

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Technology Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1536 Dunwoody Village Parkway, Suite 265
(No. and Street)

Atlanta (City) GA (State) 30338 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Curran (770) 396-2256
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J Bowden + Company CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

3150 Highway 278, Suite 105 (Address) Covington (City), GA (State) 30014 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John O. Curran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Technology Securities, LLC, as of February 20, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



DAVID LEADERMAN
MY COMMISSION EXPIRES
JUNE 29 2007
DEKALB CO. GEORGIA
NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

FINANCIAL TECHNOLOGY SECURITIES, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2006 AND INDEPENDENT
AUDITORS' REPORT



Wade J Bowden & Company, P.C.

FINANCIAL TECHNOLOGY SECURITIES, LLC

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member and Directors
FINANCIAL TECHNOLOGY SECURITIES, LLC

We have audited the accompanying statement of financial condition of Financial Technology Securities, LLC as of December 31, 2006 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Technology Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company

Atlanta, Georgia
February 2, 2007

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

FINANCIAL TECHNOLOGY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS:		
Cash	$	865,298
Commissions receivable		260,588
Cash deposits with clearing organizations		18,759
Total current assets		1,144,645
FURNITURE AND EQUIPMENT		14,456
Less accumulated depreciation		(5,851)
Furniture and equipment - net		8,605
OTHER ASSET -		
Organizational costs, net of accumulated amortization of $279		185
TOTAL	$	1,153,435

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	18,793
Deferred revenue - current		882,593
Total current liabilities		901,386
MEMBER'S EQUITY		252,049
TOTAL	$	1,153,435

See Independent Auditors' Report and
Notes to Financial Statements.

FINANCIAL TECHNOLOGY SECURITIES, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Commissions	$ 3,396,734
Interest	36,036
Total revenue	3,432,770
EXPENSES:	
Commissions and execution	2,714,277
Salaries and wages	443,301
Marketing	64,480
Travel	46,284
Legal and professional fees	28,982
Insurance	23,459
Licenses and permits	15,596
Practice development	13,750
Rent	11,716
Telephone	10,916
Dues and subscriptions	8,537
Office	7,676
Meals and entertainment	5,862
Postage and delivery	4,428
Research	3,225
Depreciation	2,701
Printing and reproduction	1,763
Taxes and licenses	1,144
Bank charges	1,056
Interest and finance charges	1,038
Internet service provider	758
Amortization	93
Total expenses	3,411,042
NET INCOME	21,728
MEMBER'S EQUITY, JANUARY 1	230,321
MEMBER'S EQUITY, DECEMBER 31	$ 252,049

See Independent Auditors' Report and Notes to Financial Statements.

FINANCIAL TECHNOLOGY SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES:	
Net income	$ 21,728
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,794
Increase in commissions receivable	(182,513)
Increase in deposits from clearing organizations	(2,113)
Decrease in accounts payable and accrued liabilities	(12,910)
Increase in deferred revenue	800,552
Net cash provided by operating activities	627,538
INVESTING ACTIVITIES - Purchase of furniture and equipment	(3,299)
NET INCREASE IN CASH	624,239
CASH AT BEGINNING OF YEAR	241,059
CASH AT END OF YEAR	$ 865,298

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Financial Technology Securities, LLC (the Company) was formed in Georgia on November 30 2004. The Company is a broker-dealer, which was formed for the purpose of registering as a National Association of Securities Dealers, Inc. ("NASD") broker-dealer. In 2004, the Company reached an agreement with the NASD to commence business. The Company is located in Atlanta, Georgia. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of service, including agency transactions, insurance and investment adisory services.

Income Taxes

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The transactions recorded on a settlement-date basis will not be materially different from the trade-date basis.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Amortization is provided on a straight-line basis using an estimated useful life of five years.

2. COMMISSIONS RECEIVABLE

Commission revenue is derived as the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction a commission is earned by the Company for its selling and administrative efforts. For securities purchased, the commission is recorded as a receivable from customers; for securities sold, it is recorded as reductions in the payable to customers. Commissions receivable for the year ended December 31, 2006 was $260,588.

3. DEFERRED REVENUE

Certain customers have prepaid commissions. These payments are recognized as revenue on a pro rata basis when the commission is actually earned by the Company. The prepayments are reflected in deferred revenue. Deferred revenue for the year ended December 31, 2006 was $882,593.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $229,804, which was $169,712 in excess of its required net capital of $60,092 (6-2/3% of aggregate indebtedness). The Company's percentage of aggregate indebtedness to net capital was 392%.

6. COMMITMENTS

The Company leases office space under an agreement expiring in June, 2007. Rent expense for the year ended December 31, 2006 was $11,716.

7. EXEMPTIVE PROVISION

The Company claims an exemption from SEC Rule 15c3-3 based on Section (k)(2)(ii) that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing broker is LEK Securities, Inc.

FINANCIAL TECHNOLOGY SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

	SCHEDULE 1
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 252,049
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Furniture and equipment - net	(8,605)
Organizational costs - net	(185)
Nonallowable money market greater than $100,000	(13,455)
NET CAPITAL	229,804
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued liabilities	18,793
Deferred revenue	882,593
Total aggregate indebtedness	901,386
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required (6-2/3% of indebtedness)	60,092
Excess net capital	169,712
Excess net capital at 1,000 percent	139,666
Percentage of aggregate indebtedness to net capital	392%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2006):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	232,655
Audit adjustments to reduce expenses	93
Audit adjustments to increase expenses	(2,944)
NET CAPITAL PER ABOVE	$ 229,804

See Independent Auditors' Report

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL

REQUIRED BY SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM (SEC) RULE 15C3-3

To the Member and Directors
FINANCIAL TECHNOLOGY SECURITIES, LLC

In planning and performing our audit of the financial statements and supplementary schedule of Financial Technology Securities, LLC (the "Company"), as of and for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

See Independent Auditors' Report and
Notes to Financial Statements.

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J. Bowden & Company

Atlanta, Georgia
February 2, 2007

END